# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ellomay Capital Ltd., CIK 0000946394
CUSIP: M39927120
Title of class of securities: Ordinary Shares, par value NIS 10.00 per share
Address of issuer's principal executive offices: 18 Rothschild Boulevard, 1st floor, Tel Aviv, Israel (L3), 6688121
Date of event which requires filing of this statement: 07/29/2026
Amends the filing with accession number 0001178913-26-000833
Filed by CIK 0002117505
Persons authorized to receive notices and communications: Tamar Fishman Jutkowitz, O.Y. Nofar Energy Ltd.,, Menivim Tower (11th floor) 1 HaTahana St, Kfar Saba, Israel (L3), 4453001, 972-52-370918

## Reporting persons
- O.Y. Nofar Energy Ltd. (CIK 0002117505): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: bank loan (BK); sole voting power 10,340,946; shared voting power 0; sole dispositive power 10,340,946; shared dispositive power 0; aggregate amount beneficially owned 10,340,946 (75% of the class)
  Comment: The percentage ownership reflected in row (13) is based on 13,783,230 Ordinary Shares of the Issuer outstanding as of July 31, 2026, based on information available at the website of the Tel Aviv Stock Exchange (the "TASE") as of that date.
- Yannay Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,340,946; sole dispositive power 0; shared dispositive power 10,340,946; aggregate amount beneficially owned 10,340,946 (75% of the class)
  Comment: The percentage ownership reflected in row (13) is based on 13,783,230 Ordinary Shares of the Issuer outstanding as of July 31, 2026, based on information available at the website of the TASE as of that date.
- Ofer Yannay: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,340,946; sole dispositive power 0; shared dispositive power 10,340,946; aggregate amount beneficially owned 10,340,946 (75% of the class)
  Comment: The percentage ownership reflected in row (13) is based on 13,783,230 Ordinary Shares of the Issuer outstanding as of July 31, 2026, based on information available at the website of the TASE as of that date.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 10.00 per share
Name of issuer: Ellomay Capital Ltd.
Address of issuer's principal executive offices: 18 Rothschild Boulevard, 1st floor, Tel Aviv, Israel (L3), 6688121

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2 of the Original Statement (as defined below) is incorporated by reference herein

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed jointly by: (i) O.Y. Nofar Energy Ltd., an Israeli company ("Nofar"); (ii) Yannay Group Ltd., an Israeli company ("Yannay Group"); and (iii) Ofer Yannay ("Mr. Yannay"), an individual (each, a "Reporting Person" and collectively, the "Reporting Persons"), to amend and supplement the Statement of Beneficial Ownership on Schedule 13D originally filed by the Reporting Persons with the SEC on March 11, 2026 (the "Original Statement"). Nofar directly holds the ordinary shares, par value NIS 10.00 per share ("Ordinary Shares") of Ellomay Capital Ltd. (the "Issuer") reported in this Amendment No. 1. Yannay Group is the controlling shareholder of Nofar, holding approximately 24.82% of Nofar's issued and outstanding share capital. Mr. Yannay is the controlling shareholder of Yannay Group, holding 80% of its outstanding share capital, and is therefore the indirect controlling shareholder, and Chief Executive Officer, of Nofar and, by virtue of such control, may be deemed to beneficially own the Ordinary Shares of the Issuer held by Nofar. Mr. Yannay also holds approximately 5.03% of Nofar's issued and outstanding share capital directly. Each of Yannay Group and Mr. Yannay disclaims beneficial ownership over the Ordinary Shares held by Nofar as reported herein except to the extent of its or his (as applicable) pecuniary interest therein.

This Amendment No. 1 is being filed to report Nofar's acquisition, on July 29, 2026, of an additional 4,022,000 Ordinary Shares (the "Exchange Shares"), in the aggregate, constituting approximately 29.2% of the issued and outstanding Ordinary Shares of the Issuer, pursuant to a share exchange transaction (the "Exchange Transaction") with ten Israeli qualified investors, in exchange for Nofar's issuance of 1,363,458 newly issued ordinary shares of Nofar, in the aggregate, to those investors, representing an exchange ratio of 0.339 Nofar ordinary shares per Ordinary Share of the Issuer. No cash consideration was paid by Nofar in connection with the acquisition of the Exchange Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
As described in the Original Statement (which remains true currently), the Reporting Persons have acquired Ordinary Shares of the Issuer (including the Exchange Shares) for the purpose of acquiring control of the Issuer and as a long-term investment in the Issuer's business. In connection with the Reporting Persons' original acquisition of Ordinary Shares (as reported in the Original Statement), two directors nominated by Nofar were appointed to the board of directors of the Issuer (the "Board").

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on market conditions, the Issuer's business and prospects, and other factors, the Reporting Persons may acquire additional securities of the Issuer (including Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares), or dispose of some or all of the securities held, in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons may also engage in discussions with management, the Board, shareholders, or other relevant parties concerning the business, operations, management, governance, or future plans of the Issuer. The Reporting Persons may also have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals, regarding, but not limited to, the aforementioned items.

Other than as described above, none of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, in their sole discretion and at any time, formulate plans or proposals regarding any such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Amendment No. 1 set forth the aggregate number of Ordinary Shares and percentage of the Ordinary Shares beneficially owned by such Reporting Person; that information is incorporated by reference in this Item 5(a).

All calculations of beneficial ownership percentage in this Amendment No. 1 are based on 13,783,230 Ordinary Shares of the Issuer that are issued and outstanding as of July 31, 2026, as reported by the Issuer to the Tel Aviv Stock Exchange as of that date.
Nofar directly owns the 10,340,946 Ordinary Shares, beneficially owned by each Reporting Person, which constitute approximately 75.0% of the Issuer's issued and outstanding Ordinary Shares. Each of Yannay Group and Mr. Yannay may be deemed to beneficially own the Ordinary Shares held by Nofar by virtue of their control of Nofar. Each of Yannay Group and Mr. Yannay disclaims beneficial ownership of the subject Ordinary Shares except to the extent of its or his (as applicable) pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Rows 7 through 10 of each Reporting Person's cover page to this Amendment No. 1 set forth the number of Ordinary Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition; those rows are incorporated by reference in this Item 5(b).

Nofar has sole voting and dispositive power over the 10,340,946 Ordinary Shares directly held by it. Yannay Group and Mr. Yannay, by virtue of their control of Nofar, may be deemed to possess shared voting and dispositive power over the Ordinary Shares held by Nofar.
Transactions in the class effected during the past sixty days: On July 29, 2026, Nofar acquired the 4,022,000 Exchange Shares pursuant to the Exchange Transaction, as described in Item 3 above (which description is incorporated by reference in this Item 5(c)). Other than the foregoing transaction, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the 60 days preceding the date of this Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As described in the Original Statement, in connection with Nofar's original acquisition of 6,318,946 Ordinary Shares of the Issuer in March 2026, under the share purchase agreement with respect to that transaction, Nofar became entitled to nominate up to four directors to be appointed to the Board (subject to such nominees meeting all relevant qualification requirements), and an equivalent number of directors nominated by the sellers of Ordinary Shares to Nofar in that transaction were to resign from the Board. Nofar had the discretion to appoint fewer than four directors, in which case a corresponding number of directors nominated by the Sellers would resign. In actuality, Nofar nominated two director nominees who were appointed to the Board in connection with that transaction.

In addition, in connection with the Exchange Transaction, Nofar has undertaken to the shareholders of the Issuer from whom it has purchased the Exchange Shares not to conduct, for a period of six months from the closing of the Exchange Transaction on July 29, 2026, an exchange transaction involving Ordinary Shares of the Issuer at an exchange ratio more favorable to the shareholders of the Issuer that would be counterparties in such a transaction than the exchange ratio of 0.339 Nofar ordinary shares per Ordinary Share of the Issuer used in the Exchange Transaction (a "Superior Exchange Transaction"), provided that Nofar shall be permitted to conduct a Superior Exchange Transaction if, at the same time, it issues additional ordinary shares of Nofar to the relevant investor(s) from the current transaction to effectively update the exchange ratio in the current transaction to match that more favorable exchange ratio.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement by and among O.Y. Nofar Energy Ltd. and Ofer Yannay, dated as of March 11, 2026, pursuant to Rule 13d-1(k)(1). (incorporated herein by reference to Exhibit 99.1 of the Original Statement).

Exhibit 99.2 - Share Purchase Agreement, dated as of December 16, 2025, by and among O.Y. Nofar Energy Ltd. (as purchaser), and S. Nechama Investments (2008) Ltd., Kanir Joint Investments (2005) Limited Partnership, and Anat Raphael (as sellers), as amended on March 3, 2026 (English translation of Hebrew original) (incorporated herein by reference to Exhibit 99.2 of the Original Statement).

## Signatures
- O.Y. Nofar Energy Ltd.: /s/ Ofer Yannay, Ofer Yannay - Chief Executive Officer and Director (08/03/2026)
- Yannay Group Ltd.: /s/ Ofer Yannay, Ofer Yannay - Director (08/03/2026)
- Ofer Yannay: /s/ Ofer Yannay, Ofer Yannay (08/03/2026)